Robert H. Cohen
212-801-6907
CohenR@gtlaw.com
December 19, 2005

VIA EDGAR TRANSMISSION
Andrew Schoeffler, Esq.
Chris Edwards, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop: 7010

Re:	Re: Xethanol Corporation
Amendment No. 2 to Registration Statement
on Form SB-2 (File No. 333-129191)

Ladies and Gentlemen:

On behalf of Xethanol Corporation, a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Registrant’s Registration Statement on Form SB-2 (No. 333-129191), originally filed with the Commission on October 21, 2005, as amended by Amendment No. 1 thereto (“Amendment No. 1”), filed on December 6, 2005 (together, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith, for the registration under the Securities Act of the offer and resale of up to 19,765,603 shares of the Registrant’s common stock, par value $.001 per share (the “Common Stock”).

Amendment No. 2 responds to the comments heretofore received from the Commission’s staff (the “staff”) by a letter dated December 14, 2005 (the “Comment Letter”) with respect to the Registration Statement. For the staff’s convenience, the staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated in each response the new page numbers on which the beginning of such revised text now appears in Amendment No. 2. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

The Registrant notes that an aggregate filing fee of $11,500.74 was paid by the Registrant in two payments. On October 21, 2005, the Registrant paid $10,918.59 and, concurrently with the filing of Amendment No. 2 on the date hereof, the Registrant is paying $582.15, each by wire transfer to the Commission’s depository account maintained at Mellon Bank N.A. (Receiving Bank ABA No. 04300261) in connection with the filing of the Registration Statement and Amendment No. 2, respectively, with the Commission on such dates.

Three courtesy copies of Amendment No. 2, marked to show changes made to Amendment No. 1 as filed with the Commission on December 6, 2005, together with three hardcopies of this letter, are concurrently being provided to the staff via overnight courier to the attention of Andrew Schoeffler, Esq., Staff Attorney.

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 19, 2005

The Comment Letter

Registration Statement on Form SB-2

Cover Page of Registration Statement

1.
We read your response to comment three of our letter dated November 16, 2005 and note that your calculation of the registration fee does not appear to conform to the requirements of Rule 457(g). In this regard, we note that you are required to use the highest amount of the three options set forth in the second sentence of Rule 457(g). Based on those alternatives, it appears that the highest amount was either option (2) or (3). Hence, you should have calculated your registration fee based on a price of $4.95 per share. Please revise your table accordingly.

The Registrant has revised the Registration Fee table, as requested.  Accordingly, concurrently with the filing of Amendment No. 2 on the date hereof, the Registrant is paying by wire transfer to the Commission’s depository account at Mellon Bank N.A. an additional amount of $582.15 which, together with the $10,918.59 paid by the Registrant on October 21, 2005, represents the entire applicable registration fee required to be paid in connection with the Registration Statement.

Selling Stockholders, page 45

2.
We read your response to comment 11 or our letter dated November 16, 2005 and note that it appears that you are unable to make the representations set forth in our comment. As such, please identify Brookstreet Securities Corporation as an underwriter throughout your prospectus, including on the cover page.

The Registrant has identified Brookstreet Securities Corporation as an underwriter throughout the prospectus, as requested.

3.	The number of shares beneficially owned by Mr. Jed Schultz after your offering does not appear to be correct. Please revise accordingly.

The Registrant has revised the referenced disclosure, as requested, and has added clarifying disclosure relating to Mr. Schutz's beneficial ownership in Footnote 61, on page 52 of Amendment No. 2.

4.	Please disclose the natural persons with dispositive voting or investment control of C&H Capital and Stern & Co.

The Registrant has revised the referenced disclosure, as requested, in Footnotes 17 and 67 on pages 50 and 53, respectively, of Amendment No.2.

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 19, 2005

The Fusion Transaction, page 54

5.
We read your response to comment 16 of our letter dated November 16, 2005. Please revise your response to address the fact that Fusion Capital has the right to acquire 5,000,000 shares of your common stock.

The Registrant respectfully submits that pursuant to its common stock purchase agreement with Fusion Capital (the “Agreement”), Fusion Capital has the obligation, not the “right” to acquire $40,000 of the Registrant’s common stock per trading day, subject to the Registrant’s suspension or decrease of such amount, which is in the sole discretion of the Registrant. The specific number of shares to be issued each trading day is based on a formula in the Agreement for determining the purchase price of such shares to be issued. The nature of the obligation is a “put” by the Registrant to Fusion Capital, not a “call” or any other right on the part of Fusion Capital to purchase any securities of the Registrant. Accordingly, Fusion Capital does not have the right to acquire any shares of the Registrant’s common stock pursuant to the Agreement.

As set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person shall be deemed the beneficial owner of a security, if that person has the right to acquire beneficial ownership of such security within 60 days. For the reasons discussed above, Fusion Capital does not have the right to acquire beneficial ownership of any shares of the Registrant’s common stock on the date hereof or within 60 days from the date hereof under the terms of the Agreement and, accordingly, is not the beneficial owner of the 5,000,000 shares of the Registrant's common stock (representing the maximum number of shares which the Registrant has the right to require Fusion Capital to purchase over the entire term of the Agreement) subject to the Agreement. Furthermore, Fusion Capital has no representatives on the Registrant’s board of directors and has no agreement, arrangement or understanding with the Registrant or any other person that would vest Fusion Capital with control of the Registrant. Accordingly, the Registrant respectfully submits that Fusion Capital is not an “affiliate” of the Registrant (as such term is defined in Rule 501 under the Securities Act).

Item 26. Recent Sales of Unregistered Securities, page II-1

6.
Please provide the information required by Item 701(d) of Regulation S-B with respect to the options you have issued under your equity compensation plan. In the regard, we note the disclosure in the last sentence of the second paragraph.

The Registrant has added the referenced disclosure, as requested, on page II-2 of Amendment No.2.

Item 27. Exhibits, page II-3

7.
It appears that certain exhibits have been incorporated by reference to Exchange Act filings. Please identify the incorporated exhibits and the filing to which you incorporate by reference. See Item 601(a)(2) of Regulation of Regulation S-B.

The Registrant has added the referenced disclosure, as requested, on page II-4 of Amendment No.2.

*   *   *   *

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 19, 2005

The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Should any member of the staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 2, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Robert H. Cohen

Robert H. Cohen

cc:  Christopher d'Arnaud Taylor
Lawrence Bellone
Jonathan Cope
Steven G. Martin
Fred Starker